

25 Years
Apollo
Hospitals
touching lives

AHEL / SEC / SHARES / 2009   13th June 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C.
20549-0302

 09046697    SUPPL

Dear Sir,

Ref : Apollo Hospitals Enterprise Limited - File No.82-34893

With reference to above, Please find enclosed Secretarial Audit Report for the quarter
ended 30th June 2009 duly certified by Mrs. Lakshmi Subramanian, Practising Company
Secretary.

Please take note of the same in your records

Kindly acknowledge receipt.

Thanking you,

For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL

IS/ISO 9001:2000

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : Ali Towers, III° Floor, #55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 6681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com
Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Lai '.mmi Subramanian & Associates

LAKSHMMI SUBRAMANIAN, B Com , F C S
P. SRIRAM, M A , F C S
P.S. SRINIVASAN, B A , LL B , A C S
Practising Company Secretaries

July 10, 2009

To,

All the Listed Stock Exchanges

Dear Sir,

Sub: Secretarial Audit Report for the quarter ended 30th June 2009
Ref: SEBI Circular No.D&CC/FITTC/CIR-16/2002

We are enclosing herewith the secretarial audit report of **M/s. APOLLO HOSPITALS ENTERPRISE LIMITED** for the quarter ended 30th June 2009.

Thanking You,

Yours faithfully,

For **M/s. Lakshmmi Subramanian & Associates**

Lakshmmi Subramanian
Senior Partner

"Murugesa Naicker Office Complex", 81, Greams Road, Chennai - 600 006.
Ph : 28292272, 28292273 Fax : 044-42142061, Cell : 9841015012, 9841047966
e-mail : srisecadmin@rediffmail.com,srisecadmin@airtelbroadband.in

SECRETARIAL AUDIT REPORT

1 For Quarter Ended	**30th June 2009**
2 ISIN:	INE437A01016
3 Face Value :	Rs.10/- per share
4 Name of the Company	**APOLLO HOSPITALS ENTERPRISE LIMITED**
5 Registered Office Address	NO.19, BISHOP GARDEN, RAJA ANNAMALAIPURAM, CHENNAI-600 028
6 Correspondence Address	APOLLO HOSPITALS ENTERPRISE LIMITED, ALI TOWERS, III FLOOR, NO.55, GREAMS ROAD, CHENNAI-600 006
7 Telephone & Fax Nos.	044-28290956
8 Email address	apolloshares@vsnl.net
9 Names of the Stock Exchanges where the company's securities are listed	Bombay Stock Exchange Ltd. National Stock Exchange Ltd.

	Number of shares	% of Total Issued Capital
10 Issued Capital	6,17,84,859	100%
11 Listed Capital (Exchange-wise) (as per company's records):		
Bombay Stock Exchange Ltd	6,17,84,859	
National Stock Exchange Ltd	6,17,84,859	
12 Held in dematerialized form in CDSL	49,53,783	8.02%
13 Held in dematerialized form in NSDL	5,23,26,928	84.69%
14 Physical	45,04,148	7.29%
15 Total No. of shares (12+13+14)	6,17,84,859	
16 Reasons for difference if any, between (10&11), (10&15), (11&15):	............Nil..........	

LAKSHMMM SUBRAMANIAN, B Com., F.C.S
CP No. 1087

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below:

Particulars***	No.of shares	Applied /Not Applied for listing	Listed on Stock Exchanges (specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. Appr. Pending for SE (specify Names)
Preferential allotment of 15,49,157 Equity shares of Rs. 10/- each allotted on conversion of warrants on 18.04.2009 to Dr. Prathap C Reddy at a premium of Rs. 487.69 per share.	15,49,157	Applied	Bombay stock exchange and National stock exchange	Yes	Yes	Nil

***Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify).

18 Register of Members is Updated (Yes/No)
If not, updated up to which date

Yes
N.A

19. Reference of Previous Quarter with regards to excess dematerialized shares, if any

Nil

20. Has the company resolved the matter mentioned in Point No. 19 above in the current quarter? If not, reason why?

Not Applicable

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay:

Total No. of demat requests	No. of requests	No. of Shares	Reasons for delay
Confirmed after 21 Days	---------	Nil	-------------
Pending for more than 21 days	---------	Nil	------------

22 Name, Telephone and Fax No. of the Compliance officer of the Co.	Mr. S.K.Venkataraman Chief Financial Officer and Company Secretary Ph: 044-28290679

| 23 Name, Address, Tel .& Fax No., Regn. No of the Auditor | Mrs.Lakshmmi Subramanian, M/s.Lakshmmi Subramanian & Associates, "Murugesa Naicker Office Complex", 81, Greams Road, Chennai-600 006.   C.P.No.1087 Ph: & Fax: 28292272-73 |

24 Appointment of common agency for share registry work	If yes (name & address)	M/s. Integrated Enterprises (India) Limited, 2nd Floor, Kences Towers, 1, Ramakrishna Street, North Usman Road, T.Nagar. Chennai-600 0017

25 Any other detail that the auditor may like to provide. (e.g. BIFR Company, delisting from SE, company changed its name etc.)

--------------- Nil-----------------------



LAKSHMM! SUBRAMANIAN, B Com.. F.C.S



AHEL / SEC / SHARES / 2009   8th July 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C.
20549-0302

Dear Sir,

Sub : Information submitted under Rule 12g3-2(b)
Ref : Apollo Hospitals Enterprise Limited - File No.82-34893

With reference to above, please find enclosed the following :-

(i)   Distribution of Shareholding for the quarter ended 30th June 2009.

(ii)   List of persons/entities holding more than 1% of the share capital.

(iii)   Compliance Report on Corporate Governance for the quarter ended 30th June 2009.

Please note that the above details (i) & (ii) are being posted in our website.

Kindly acknowledge receipt.

Thanking you,

For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL



IS/ISO 9001:2000

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : AII Towers, IIIrd Floor, #55, Greams Road, Chennai - 600 006, Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 6681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com
Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

(1) (a) Statement Showing Shareholding Pattern

Name of the Company : Apollo Hospitals Enterprise Limited

Scrip Code : APOLLOHOSP

Quarter Ended : 30-Jun-2009

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares		Shares Pledged or otherwise encumbered	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)	Number of shares	As a percentage
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	$(IX)=(VIII)/(IV)*100$
(A)	Shareholding of Promoter and Promoter Group[2]							
1	Indian							
(a)	Individuals/ Hindu Undivided Family	32	11,772,657	10,066,384	20.62	19.05	6,811,086	57.86
(b)	Central Government/ State Government(s)				0.00	0.00		
(c)	Bodies Corporate	4	8,931,380	8,915,780	15.64	14.46	7,699,000	86.20
(d)	Financial Institutions/ Banks				0.00	0.00		
(e)	Any Others(Specify)				0.00	0.00		
(e-i)					0.00	0.00		
(e-ii)					0.00	0.00		
	Sub Total(A)(1)	36	20,704,037	18,982,164	36.26	33.51	14,510,086	70.08
2	Foreign							
a	Individuals (Non-Residents Individuals/ Foreign Individuals)				0.00	0.00		
b	Bodies Corporate				0.00	0.00		
c	Institutions				0.00	0.00		
d	Any Others(Specify)				0.00	0.00		
d-i					0.00	0.00		
d-ii					0.00	0.00		
	Sub Total(A)(2)	0	0	0	0.00	0.00	0.00	0.00
	Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)	36	20,704,037	18,982,164	36.26	33.51	14,510,086	70.08

Category code (I)	Category of Shareholder (II)	Number of Shareholders (III)	Total number of shares (IV)	Number of shares held in dematerialized form (V)	Total shareholding as a percentage of total number of shares		Shares Pledged or otherwise encumbered	
					As a percentage of (A+B)¹ (VI)	As a percentage of (A+B+C) (VII)	Number of shares (VIII)	As a percentage (IX)=(VIII)/(IV)* 100
(B)	Public shareholding						NA	NA
1	Institutions						NA	NA
(a)	Mutual Funds/ UTI	8	174,351	173,351	0.31	0.28		
(b)	Financial Institutions / Banks	12	14,868	12,920	0.03	0.02		
(c)	Central Government/ State Government(s)	1	161,854	161,854	0.28	0.26		
(d)	Venture Capital Funds				0.00	0.00		
(e)	Insurance Companies	4	308,357	308,357	0.54	0.50		
(f)	Foreign Institutional Investors	60	15,655,712	15,655,712	27.42	25.34		
(g)	Foreign Venture Capital Investors				0.00	0.00		
(h)	Any Other (specify)				0.00	0.00		
	Sub-Total (B)(1)	85	16,315,142	16,312,194	28.57	26.41	NA	
B 2	Non-institutions						NA	
(a)	Bodies Corporate	488	1,413,473	1,393,621	2.48	2.29		
(b)	Individuals							
I	Individuals -i. Individual shareholders holding nominal share capital up to Rs 1 lakh	26,166	3,910,558	2,129,332	6.85	6.33		
II	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh.	13	223,164	152,839	0.39	0.36		
(c)	Any Other (specify)							
(c-i)	Trusts	18	59,009	154	0.10	0.10		
(c-ii)	Directors & their Relatives	10	59,103	59,053	0.10	0.10		
(c-iii)	Non Resident Indians	930	1,027,888	194,301	1.80	1.66		
(c-iv)	Overseas Corporate Bodies	2	94,771	79,339	0.17	0.15		
(c-v)	Clearing Member	80	30,736	30,736	0.05	0.05		
(c-vi)	Hindu Undivided Familes	256	69,959	69,959	0.12	0.11		
(c-vii)	Foreign Corporate Bodies	4	13,189,219	13,189,219	23.10	21.35		
	Sub-Total (B)(2)	27,967	20,077,880	17,298,553	35.16	32.50		
(B)	Total Public Shareholding (B)= (B)(1)+(B)(2)	28,052	36,393,022	33,610,747	63.74	58.90	NA	NA
	TOTAL (A)+(B)	28,088	57,097,059	52,592,911	100	92.41		

Category code (I)	Category of Shareholder (II)	Number of Shareholders (III)	Total number of shares (IV)	Number of shares held in dematerialized form (V)	Total shareholding as a percentage of total number of shares		Shares Pledged or otherwise encumbered	
					As a percentage of (A+B)[1] (VI)	As a percentage of (A+B+C) (VII)	Number of shares (VIII)	As a percentage (IX)=(VIII)/(IV)* 100
(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	4,687,800	4,687,800	NA	7.59	NA	NA
	GRAND TOTAL (A)+(B)+(C)	28,089	61,784,859	57,280,711	NA	100		

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

Chief Financial Officer & Company Secretary

(I)(b) Statement showing Shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr. No. (I)	Name of the shareholder (II)	Total shares held		Shares pledged or otherwise encumbered		
		Number (III)	As a % of grand total (A)+(B)+(C) (IV)	Number (V)	As a percentage (VI)=(V)/(III)*100	As a % of grand total (A)+(B)+(C) of sub-clause (I)(a) (VII)
1	Dr. Prathap C Reddy	1,579,650	2.56	0	0.00	0.00
2	Ms. Sucharitha P Reddy	1,370,839	2.22	1,350,000	98.48	2.19
3	Ms. Preetha Reddy	1,683,270	2.72	1,680,000	99.81	2.72
4	Ms. Suneeta Reddy	1,500,795	2.43	1,497,000	99.75	2.42
5	Ms. Shobana Khamineni	1,094,976	1.77	1,079,086	98.55	1.75
6	Ms. Sangita Reddy	2,486,254	4.02	930,000	37.41	1.51
7	Mr. Karthik Anand	110,300	0.18	0	0.00	0.00
8	Mr. Harshad Reddy	105,100	0.17	0	0.00	0.00
9	Ms. Sindhoori Reddy	258,300	0.42	245,000	94.85	0.40
10	Mr. Adithya Reddy	105,100	0.17	30,000	28.54	0.05
11	Ms. Upsana Kamineni	133,638	0.22	0	0.00	0.00
12	Mr. Puvansh Kamineni	106,100	0.17	0	0.00	0.00
13	Ms. Anushpala Kamineni	129,587	0.21	0	0.00	0.00
14	Mr. Anandith Reddy	115,100	0.19	0	0.00	0.00
15	Mr. Viswajith Reddy	111,150	0.18	0	0.00	0.00
16	Mr. Viraj Madhavan Reddy	84,112	0.14	0	0.00	0.00
17	Mr. P Obul Reddy	9,000	0.01	0	0.00	0.00
18	Mr. P Vijayakumar Reddy	666	0.00	0	0.00	0.00
19	Mr. Vishweswar Reddy	788,710	1.28	0	0.00	0.00
20	Mr. Anil Khamineni	10	0.00	0	0.00	0.00
21	PCR Investments Ltd	8,910,180	14.42	7,699,000	86.41	12.46
22	Obul Reddy Investments Ltd	5,600	0.01	0	0.00	0.00
23	Apollo Health Association	15,600	0.03	0	0.00	0.00
	TOTAL	20,704,037	33.51	14,510,086	70.08	23.48

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer & Company Secretary

(I)(c) Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Apax Mauritius FDI One Limited	7,047,119	11.41
2	Bisikan Bayu Investments (Mauritius) Limited	5,500,000	8.90
3	CLSA (Mauritius) Limited	4,275,000	6.92
4	Bisikan Bayu Investments (Mauritius) Limited	2,046,930	3.31
5	Quantum (M) Limited	1,474,781	2.39
6	Apax Partners Europe Managers Limited A/c Apax Mauritius FII Ltd	1,473,944	2.39
7	Emerging Markets Growth Fund Inc	1,222,966	1.98
8	Munchener Ruckversicherungsgesellschaft Akliengesellschaft in Munchen	1,198,690	1.94
9	Robeco Capital Growth Funds	755,900	1.22
10	International Finance Corporation	642,000	1.04
	TOTAL	25,637,330	41.49

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer & Company Secretary

(I)(d) Statement showing details of locked-in shares

Sr. No.	Name of the shareholder	Category of Shareholders (Promoters / Public)	Number of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Dr. Prathap C Reddy	Promoter	1,549,157	2.51
2	Ms. Sangita Reddy	Promoter	1,550,000	2.51
	TOTAL	.	3,099,157	5.02

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer & Company Secretary

(II)(a) <u>Statement showing details of Depository Receipts (DRs)</u>

Sr. No.	Type of Outstanding DR (ADRs, GDRs, SDRs, etc.,)	Number of outstanding DRs	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	GDR	4,687,800	4,687,800	7.59
	TOTAL	4,687,800	4,687,800	7.59

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

Chief Financial Officer & Company Secretary

(II)(b) <u>Statement showing Holding of Depository Receipts (DRs), where underlying</u>
<u>shares are in excess of 1% of the total number of shares</u>

Sr. No.	Name of the DR Holder	Type of Outstanding DR (ADRs, GDRs, SDRs, etc.,)	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	The Bank of New York	4,687,800	4,687,800	7.59
	TOTAL		4,687,800	7.59

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer & Company Secretary

ANNEXURE I B

Quarterly Compliance Report on Corporate Governance

Name of the Company : Apollo Hospitals Enterprise Limited

Quarter ending on : 30th June 2009

	Particulars	Clause of Listing agreement	Compliance Status Yes / No	Remarks
I	**Board of Directos**	**49 I**		
	(A) Composition of Board	49 (IA)	Yes	
	(B) Non-executive Directors' compensation & disclosures	49 (IB)	Yes	
	(C) Other provisions as to Board and Committees	49 (IC)	Yes	
	(D) Code of Conduct	49 (ID)	Yes	
II	**Audit Committee**	**49 II**		
	(A) Qualified & Independent Audit Committee	49 (IIA)	Yes	
	(B) Meeting of Audit Committee	49 (IIB)	Yes	
	(C) Powers of Audit Committee	49 (IIC)	Yes	
	(D) Role of Audit Committee	49 (IID)	Yes	
	(E) Review of Information by Audit Committee	49 (IIE)	Yes	
III	**Subsidiary Companies**	**49 III**	Yes	
IV	**Disclosures**	**49 IV**		
	(A) Basis of related party transactions	49 (IV A)	Yes	
	(B) Board Disclosures	49 (IV B)		
	(a) Disclosure of Accounting Treatment	49 (IV B)	NA	
	(b) Risk Management	49 (IV B)	Yes	
	(C) Proceeds from public issues, rights issues, preferential issues etc	49 (IV C)	Yes	
	(D) Remuneration of Directors	49 (IV D)	Yes	shall be complied in the Annual Report 2008-2009
	(E) Management	49 (IV E)	Yes	shall be complied in the Annual Report 2008-2009
	(F) Shareholders	49 (IV F)	Yes	
V	**CEO / CFO Certification**	**49 V**	Yes	shall be obtained at the end of the FY 2008-2009
VI	**Report on Corporate Governance**	**49 VI**	Yes	shall be included in the Annual Report 2008-2009
VII	**Compliance**	**49 VII**	Yes	

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Compliance Officer



July 6, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub: Notice for Board Meeting

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Please be informed that the Meeting of the Board of Directors is scheduled to be held on 18th July 2009 inter alia, to consider, approve and take on record unaudited financial results of the Company for the quarter ended 30th June 2009 and the same shall be published on or before 20th July 2009.

Kindly take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.



IS/ISO 9001:2000

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : Ali Towers, III Floor, #55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 6681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com
Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028